United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑     Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐     No  ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐     No  ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes  ☐     No  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

CVRD acquires 93% of Canico and extends the expiry time of its offer to December 8, 2005
Rio de Janeiro, November 29, 2005 — Companhia Vale do Rio Doce (CVRD) announces that 42,117,999 common shares of Canico Resource Corp. (Canico) (TSX:CNI.TO), including shares deposited by guaranteed delivery, representing 93% of the Canico common shares outstanding on a fully-diluted basis, were deposited to the offer to acquire all of the outstanding common shares of Canico for CAD$20.80 in cash per Canico share as at the expiry time, 8:00 p.m. Toronto time on November 28, 2005.
All of the conditions of the offer were satisfied as at the expiry time, and CVRD has taken up all of the Canico common shares that were deposited to the offer at such time. Payment for such Canico common shares is expected to be made on or prior to December 1, 2005, and will represent a disbursement by CVRD of approximately CAD$876 million.
In order to provide Canico shareholders who have not yet accepted the offer with the opportunity to analyze and accept the offer, CVRD has extended the expiry time of this offer to 8:00 p.m. Toronto time on December 8, 2005.
CVRD intends, as soon as permitted, to acquire the remaining Canico common shares by means of a statutory compulsory acquisition under Section 300 of the British Columbia Business Corporation Act at the same price as the offer price.
CVRD intends to reconstitute the Canico Board of Directors in a manner consistent with its share ownership and, upon acquiring a sufficient number of Canico shares, to de-list the shares.
About Canico
Canico is a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite project located in the state of Pará, Brazil. According to the feasibility studies, the plant will have a nominal capacity to produce 57,000 tons of nickel per year and its development will demand investments of US$1.1 billion. Production start up of the first module is scheduled for 2008.
About CVRD
CVRD, a Brazilian company, headquartered in the city of Rio de Janeiro, Brazil, is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry, with a market capitalization of approximately US$45 billion.
It is the largest global producer and exporter of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil, owning and operating several railroads and ports.
CVRD shares are traded on the New York Stock Exchange, NYSE (RIO and RIOPR), on the São Paulo Stock Exchange, BOVESPA (Vale3 and Vale5), and on the Madrid Stock Exchange, Latibex (XVALP and XVALO).

The offer is aligned with CVRD’s strategy to become a large global player in the nonferrous metals business, creating value to its shareholders. It is already a copper producer and is starting the development of its first nickel project, Vermelho, located in the southern range of Carajás. Given the location of Onça Puma, near to CVRD mining operations and its efficient infrastructure, where its Carajás railroad is a very important asset, there are significant synergies to be explored with this acquisition.
CVRD has retained UBS Securities Canada Inc. as its financial advisor and Stikeman Elliott LLP as its legal counsel for the purposes of this transaction.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations